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As filed with the Securities and Exchange Commission on December 19, 2003

Registration No. 333-108209

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANCHOR GLASS CONTAINER CORPORATION
(Exact name of registrant as specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3220 (Primary Standard Industrial Classification Code Number)	59-3417812 (I.R.S. Employer Identification Number)

One Anchor Plaza
4343 Anchor Plaza Parkway
Tampa, Florida 33634-7513
(813) 884-0000
(Address, Including Zip Code, and
Telephone Number, Including Area
Code, of Registrant's Principal
Executive Offices)	Richard A. Kabaker, Esq.
Vice President, General Counsel
and Secretary
One Anchor Plaza
4343 Anchor Plaza Parkway
(813) 884-0000
(Name, Address, Including Zip
Code, and Telephone Number,
Including Area Code,
of Agent For Service)

Copies to:
Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Ph: (212) 756-2000 Fax: (212) 593-5955	James J. Clark, Esq. William B. Gannett, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 Ph: (212) 701-3000 Fax: (212) 269-5420

        Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ Registration No. 333-108209

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

        This Post-Effective Amendment No. 1 amends and supplements the Registration Statement on Form S-1 No. 108209 filed with the Securities and Exchange Commission (the "SEC") on August 26, 2003 (the "Registration Statement"), as amended by Amendment No. 1 filed with the SEC on September 5, 2003, and as further amended by Amendment No. 2 filed with the SEC on September 9, 2003, by Anchor Glass Container Corporation, a Delaware Corporation (the "Company"), relating to the offering of our common stock. Terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

        The sole purpose of this Post-Effective Amendment No. 1 is to amend Item 16.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the NASD fee are estimated.

SEC Registration Fee	$12,560
Nasdaq National Market Listing Fee	5,000
NASD Fee	17,750
Accounting Fees and Expenses	120,000
Legal Fees and Expenses	750,000
Printing Fees and Expenses	250,000
Blue Sky Fees and Expenses	0
Miscellaneous	100,000

Total	$1,255,310

Item 14. Indemnification of Directors and Officers

Indemnification Under the Delaware General Corporation Law

        Section 145 of the Delaware General Corporation Law ("DGCL"), authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

(1)
for any breach of the director's duty of loyalty to the corporation or its stockholders,

(2)
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3)
for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(4)
for any transaction from which the director derived an improper personal benefit.

        These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification Under Anchor's Amended and Restated Certificate of Incorporation

        The Fifth Article of Anchor's Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL as the same exists or may be amended, no director of Anchor shall be personally liable to Anchor or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not apply to liability of a director (i) for any breach of the directors' duty of loyalty to Anchor or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (governing the liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Anchor shall indemnify directors and certain of our officers of Anchor to the fullest extent permitted by the DGCL. Any repeal or modification of the Fifth Article by Anchor's stockholders shall not adversely affect any right or protection of a director of Anchor existing at the time of such repeal or modification.

        The Seventh Article of Anchor's Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, Anchor shall indemnify any and all persons whom it shall have the power to indemnify under the DGCL. The indemnification provided for in the Seventh Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under any of Anchor's By-Laws, by agreement, by vote of stockholders or disinterested directors of Anchor or otherwise.

Indemnification Under Anchor's By-Laws

        Section 1 of Article VI of Anchor's By-Laws provide that, unless otherwise determined by the board of directors, Anchor shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof) or other provisions of the laws of Delaware relating to indemnification of directors, officers, employees and agents, as the same may be amended and supplemented from time to time, indemnify any and all such persons whom it shall have power to indemnify under the DGCL or such other provisions of law.

        Section 2 of Article VI of Anchor's By-Laws provides that, without limiting the generality of Section 1 of Article VI, to the fullest extent permitted, and subject to the conditions imposed, by law, and pursuant to Section 145 of the DGCL unless otherwise determined by the board of directors, Anchor shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Anchor) by reason of the fact that such person is or was a director, officer, employee or agent of Anchor, or is or was serving at the request of Anchor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Anchor, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and that Anchor shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Anchor to procure a judgment in its favor by reason of the fact that that such person is or was a director, officer, employee or agent of Anchor, or is or was serving at the request of Anchor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Anchor, except as otherwise provided by law.

        Section 3 of Article VI of Anchor's By-Laws provides that, without limiting the generality of Section 1 or Section 2 of Article VI, to the fullest extent permitted by law, indemnification may be granted and expenses may be advanced, to the persons described in Section 145 of the DGCL or other provisions of the laws of Delaware relating to indemnification and advancement of expenses, as from time to time may be in effect, by (i) a resolution of stockholders, (ii) a resolution of the board of directors, or (iii) an agreement providing for such indemnification and advancement of expenses, provided that no indemnification may be made to or on behalf of any person if a judgment or other final adjudication adverse to the person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled.

        Section 4 of Article VI of Anchor's By-Laws provides that it is the intent of Article VI to require Anchor, unless otherwise determined by the board of directors, to indemnify persons referred to herein for judgments, fines, penalties, amounts paid in settlement and expenses (including attorneys' fees), and to advance expenses to such persons, in each and every circumstance in which such indemnification and such advancement of expenses could lawfully be permitted by express provision of by-laws, and the indemnification and expense advancement provided by Article VI shall not be limited by the absence of express recital of such circumstances. The indemnification and advancement of expenses provided by, or granted pursuant to, Anchor's By-Laws shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled, whether as a matter of law, under any provision of Anchor's Certificate of Incorporation, the By-Laws, by agreement, by vote of stockholders or disinterested directors of Anchor or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        Section 5 of Article VI of Anchor's By-Laws provides that indemnification pursuant to the By-Laws shall inure to the benefit of the heirs, executors, administrators and personal representatives of those entitled to indemnification.

Indemnification Under Indemnification Agreements With Our Directors and Officers

        Reference is made to the form of Indemnification Agreement to be entered into between us and each of our directors and certain of our officers pursuant to which we will agree to indemnify such persons to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

Item 15. Recent Sales of Unregistered Securities

        The following is a list of all securities sold by the Company since the consummation of our reorganization. The sales all were exempt from registration under the Securities Act.

        On August 30, 2002, we consummated a significant restructuring of our then existing debt and equity securities through a Chapter 11 reorganization. As part of our restructuring, Cerberus, through certain Cerberus-affiliated funds and managed accounts, acquired 100% of our series C participating preferred stock for $75.0 million and 100.0% of our outstanding common stock for $5.0 million. The sale of these securities was exempt under Section 3(a)(7) of the Securities Act.

        On August 30, 2002, we granted the PBGC a warrant for the purchase of 474,000 shares of common stock, with an exercise price of $5.27 per share and a term of 10 years. The issuance of the warrant was exempt under Section 3(a)(7) of the Securities Act. On June 9, 2003, we repurchased the warrant for a negotiated price of $1.5 million.

        On February 7, 2003, we completed the offering of $300.0 million aggregate principal amount of senior secured notes. We received proceeds from the original issuance of the senior secured notes, net of fees, of approximately $289.0 million. The initial purchasers of the notes were Deutsche Bank Securities Inc., Banc of America Securities LLC and Credit Suisse First Boston LLC. The senior secured notes were sold to the initial purchasers pursuant to Section 4(2) of the Securities Act and resold by the initial purchasers only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

        On August 5, 2003, we completed an offering of an additional $50.0 million of our senior secured notes. We received net proceeds from the additional notes offering of approximately $53.4 million. The notes were sold at an issue price of 107.5% of their principal amount. The initial purchasers of the additional notes were Deutsche Bank Securities Inc. and Credit Suisse First Boston LLC. The additional notes were sold to the initial purchasers pursuant to Section 4(2) of the Securities Act and resold by the initial purchasers only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Purchase Agreement, dated as of July 29, 2003 among Anchor and the Initial Purchasers named therein	(A)
1.2	Form of Underwriting Agreement, among Anchor and the Underwriters	(A)
3.1	Amended and Restated Certificate of Incorporation of Anchor	(B)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor	(B)
3.3	Amended and Restated By-Laws of Anchor	(B)
3.4	Certificate of Designation of Series C Participating Preferred Stock	(B)
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor	(B)
3.6	Certificate of Amendment of Certificate of Designation	(C)
3.7	Form of Certificate of Amendment of Amended and Restated Certification of Incorportation of Anchor
4.1	Stockholders' Agreement, dated August 30, 2002, by and among Anchor, the Investors and the Other Stockholders	(B)
4.2	Indenture dated as of February 7, 2003 among Anchor, as Issuer and The Bank of New York, as Trustee	(C)

4.3	First Supplemental Indenture dated as of August 5, 2003, between Anchor, as Issuer, and The Bank of New York, as Trustee	(A)
4.4	Form of 11% Senior Secured Notes due 2013 (included in Exhibit 4.2)	(C)
4.5	Collateral Access and Intercreditor Agreement, dated February 7, 2003, by and among Congress Financial Corporation (Central), in its capacity as collateral agent, and The Bank of New York, in its capacity as trustee and collateral agent	(C)
4.6	Registration Rights Agreement, dated August 5, 2003, among Anchor and the Initial Purchasers named therein	(A)
4.7	Form of Guarantee (included in Exhibit 4.2)	(C)
4.8	Specimen of Common Stock Certificate
5.1	Opinion of Schulte Roth & Zabel LLP	(A)
10.1†	Southeast Glass Bottle Supply Agreement between Anheuser-Busch, Incorporated and Anchor	(D)
10.2†	Glass Bottle Agreement between Anheuser-Busch, Incorporated and Anchor	(E)
10.3	Limited License Agreement, dated March 8, 2002 between Owens Brockway Glass Container Inc. and Anchor	(B)
10.4	Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Administrative and Collateral Agent, Bank of America, N.A., as Documentation Agent, and the Financial Institutions Named Therein, as Lenders, dated August 30, 2002	(B)
10.5	Term Loan Agreement by and among Anchor, as Borrower, the financial institutions from time to time party thereto, as Lenders, and Ableco Finance LLC, as Agent, dated August 30, 2002	(B)
10.6	Security Agreement, made by Anchor in favor of Ableco Finance LLC, dated August 30, 2002	(B)
10.7	Pledge Agreement, made by Anchor in favor of Ableco Finance LLC, dated August 30, 2002	(B)
10.8	Collateral Agency and Intercreditor Agreement dated August 30, 2002 between Congress Financial Corporation (Central) and Ableco Finance, LLC	(B)
10.9	Amendment No. 1 to Loan and Security Agreement by and among Anchor, as Borrower, the financial institutions from time to time parties to the Loan Agreement, as Lenders, and Congress Financial Corporation (Central), as Agent, dated December 31, 2002	(C)
10.10	Amendment No. 2 to Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Agent for the financial institutions from time to time parties to the Loan Agreement, as Lenders, dated February 7, 2003	(C)
10.11	Amendment No. 3 to Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Agent, for the financial institutions from time to time parties to the Loan Agreement, as Lenders, dated as of July 25, 2003	(A)
10.12	Termination and Release Agreement between Anchor and Ableco Finance LLC, dated February 7, 2003	(C)
10.13	Form of Director and Officer Indemnification Agreement	(A)

10.14†	Agreement for the Supply of Goods by and among Mott's Inc., Snapple Beverage Group, Inc. and Anchor, effective January 1, 2004	(H)
12.1	Statement re: computation of ratio of earnings to fixed charges for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the years ended December 31, 2001, 2000, 1999 and 1998	(C)
21.1	List of subsidiaries of the Company	(F)
23.1	Consent of PricewaterhouseCoopers LLP	(A)
23.2	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)	(A)
24	Power of Attorney (included on signature page of initial filing)	(G)
(A)
Previously filed on September 5, 2003 as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Reg. No. 333-108209) originally filed with the SEC on August 26, 2003.

(B)
Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.

(C)
Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(D)
Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

(E)
Previously filed as an exhibit to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the SEC on June 20, 2003 and incorporated herein by reference.

(F)
Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (Reg. No. 333-31363) originally filed with the SEC on July 16, 1997.

(G)
Previously filed on the signature page of the Company's Registration Statement on Form S-1 (Reg. No. 333-108209) originally filed with the SEC on August 26, 2003.

(H)
Previously filed on December 15, 2003 as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-4 (Reg. No. 333-110205) originally filed with the SEC on November 3, 2003 and incorporated herein by reference.

†
Portions of this document have been omitted and filed separately with the SEC pursuant to a request for confidential treatment in accordance with Rule 406 of the Securities Act.

Item 17. Undertakings.

(a)    The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  (2)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Anchor Glass Container Corporation has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 19th day of December, 2003.

ANCHOR GLASS CONTAINER CORPORATION
Date: December 19, 2003	By:	/s/ DARRIN J. CAMPBELL Name: Darrin J. Campbell Title: Chief Financial Officer and Executive Vice President

        Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Richard M. Deneau	President, Chief Executive Officer and Director	December 19, 2003
/s/ DARRIN J. CAMPBELL Darrin J. Campbell	Chief Financial Officer and Executive Vice President	December 19, 2003
* Joel A. Asen	Director	December 19, 2003
* James N. Chapman	Director	December 19, 2003
* Jonathan Gallen	Director	December 19, 2003
* George Hamilton	Director	December 19, 2003

* Timothy F. Price	Director	December 19, 2003
* Alan H. Schumacher	Director, Chairman of the Board of Directors	December 19, 2003
* Lenard B. Tessler	Director	December 19, 2003
*By:	/s/ DARRIN J. CAMPBELL Darrin J. Campbell Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Purchase Agreement, dated as of July 29, 2003 among Anchor and the Initial Purchasers named therein	(A)
1.2	Form of Underwriting Agreement, among Anchor and the Underwriters	(A)
3.1	Amended and Restated Certificate of Incorporation of Anchor	(B)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor	(B)
3.3	Amended and Restated By-Laws of Anchor	(B)
3.4	Certificate of Designation of Series C Participating Preferred Stock	(B)
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor	(B)
3.6	Certificate of Amendment of Certificate of Designation	(C)
3.7	Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor
4.1	Stockholders' Agreement, dated August 30, 2002, by and among Anchor, the Investors and the Other Stockholders	(B)
4.2	Indenture dated as of February 7, 2003 among Anchor, as Issuer and The Bank of New York, as Trustee	(C)
4.3	First Supplemental Indenture dated as of August 5, 2003, between Anchor, as Issuer, and The Bank of New York, as Trustee	(A)
4.4	Form of 11% Senior Secured Notes due 2013 (included in Exhibit 4.2)	(C)
4.5	Collateral Access and Intercreditor Agreement, dated February 7, 2003, by and among Congress Financial Corporation (Central), in its capacity as collateral agent, and The Bank of New York, in its capacity as trustee and collateral agent	(C)
4.6	Registration Rights Agreement, dated August 5, 2003, among Anchor and the Initial Purchasers named therein	(A)
4.7	Form of Guarantee (included in Exhibit 4.2)	(C)
4.8	Specimen of Common Stock Certificate
5.1	Opinion of Schulte Roth & Zabel LLP	(A)
10.1†	Southeast Glass Bottle Supply Agreement between Anheuser-Busch, Incorporated and Anchor	(B)
10.2†	Glass Bottle Agreement between Anheuser-Busch, Incorporated and Anchor	(E)
10.3	Limited License Agreement, dated March 8, 2002 between Owens Brockway Glass Container Inc. and Anchor	(B)
10.4	Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Administrative and Collateral Agent, Bank of America, N.A., as Documentation Agent, and the Financial Institutions Named Therein, as Lenders, dated August 30, 2002	(B)
10.5	Term Loan Agreement by and among Anchor, as Borrower, the financial institutions from time to time party thereto, as Lenders, and Ableco Finance LLC, as Agent, dated August 30, 2002	(B)
10.6	Security Agreement, made by Anchor in favor of Ableco Finance LLC, dated August 30, 2002	(B)

10.7	Pledge Agreement, made by Anchor in favor of Ableco Finance LLC, dated August 30, 2002	(B)
10.8	Collateral Agency and Intercreditor Agreement dated August 30, 2002 between Congress Financial Corporation (Central) and Ableco Finance, LLC	(B)
10.9	Amendment No. 1 to Loan and Security Agreement by and among Anchor, as Borrower, the financial institutions from time to time parties to the Loan Agreement, as Lenders, and Congress Financial Corporation (Central), as Agent, dated December 31, 2002	(C)
10.10	Amendment No. 2 to Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Agent for the financial institutions from time to time parties to the Loan Agreement, as Lenders, dated February 7, 2003	(C)
10.11	Amendment No. 3 to Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Agent, for the financial institutions from time to time parties to the Loan Agreement, as Lenders, dated as of July 25, 2003	(A)
10.12	Termination and Release Agreement between Anchor and Ableco Finance LLC, dated February 7, 2003	(C)
10.13	Form of Director and Officer Indemnification Agreement	(A)
10.14†	Agreement for the Supply of Goods by and among Mott's Inc., Snapple Beverage Group, Inc. and Anchor, effective January 1, 2004	(H)
12.1	Statement re: computation of ratio of earnings to fixed charges for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the years ended December 31, 2001, 2000, 1999 and 1998	(C)
21.1	List of subsidiaries of the Company	(F)
23.1	Consent of PricewaterhouseCoopers LLP	(A)
23.2	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)	(A)
24	Power of Attorney (included on signature page of initial filing)	(G)
(A)
Previously filed on September 5, 2003 as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Reg. No. 333-108209) originally filed with the SEC on August 26, 2003.

(B)
Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.

(C)
Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(D)
Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

(E)
Previously filed as an exhibit to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the SEC on June 20, 2003 and incorporated herein by reference.

(F)
Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (Reg. No. 333-31363) originally filed with the SEC on July 16, 1997.

(G)
Previously filed on the signature page of the Company's Registration Statement on Form S-1 (Reg. No. 333-108209) originally filed with the SEC on August 26, 2003.

(H)
Previously filed on December 15, 2003 as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-4 (Reg. No. 333-110205) originally filed with the SEC on November 3, 2003 and incorporated herein by reference.

†
Portions of this document have been omitted and filed separately with the SEC pursuant to a request for confidential treatment in accordance with Rule 406 of the Securities Act.

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Explanatory Note
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules.
EXHIBIT INDEX
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX